Exhibit 21.1

Subsidiaries of Building Materials Holding Corporation

BMC West Corporation

1.	BMCW, LLC
2.	BMC West Corporation SouthCentral
3.	BMCW SouthCentral, LP (a)

(a)	Owned 99% by BMCW, LLC and 1% by Building Materials Holding Corporation

BMC Construction, Inc.

1.	KBI Construction, LLC (b)
2.	KB Industries Limited Partnership (c)
3.	KBI Norcal General Partnership (d)
4.	WBC Construction, LLC (e)
5.	WBC Mid-Atlantic, LLC (f)
6.	KBI Concrete, LLC (g)
7.	RCI Construction, LLC (h)

(b)	Includes 60% ownership of KBI Mechanical, LLC
(c)	Owned 99% by BMC Construction, Inc. and 1% by Building Materials Holding Corporation
(d)	Includes Vaughn Road, LLC, RJ Norcal, LLC and KBI Norcal Windows, Inc.
(e)	Owned 60% by BMC Construction, Inc. and includes a 51% ownership in A-1 Building Components, LLC
(f)	Owned 67.33% by BMC Construction, Inc.
(g)	Includes 100% ownership of Total Concrete, LLC
(h)	Owned 51% by BMC Construction, Inc.

BMC Insurance, Inc.